A

03013884

3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STERLING FINANCIAL INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 N.E. Mizner Boulevard, 4th Floor
(No. and Street)

Boca Raton	**FL**	**33432**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DeWitt Carr Moody **(561) 886-2200**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AA 3/17/03

OATH OR AFFIRMATION

I, DeWitt Carr Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterling Financial Investment Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Carr Moody
Signature

Financial and Operations Principal
Title

Patricia Keenan
Notary Public

Patricia A. Keenan
Commission #DD163040
Expires: Nov 04, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedules

Sterling Financial Investment Group, Inc.

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Sterling Financial Investment Group, Inc.

Financial Statements
and Supplemental Schedules

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report of Independent Auditors

The Board of Directors
Sterling Financial Investment Group, Inc.

We have audited the accompanying statements of financial condition of Sterling Financial Investment Group, Inc. (a wholly-owned subsidiary of Sterling Financial Holdings, Inc.) as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Financial Investment Group, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 7, 2003

Sterling Financial Investment Group, Inc.

Statements of Financial Condition

	December 31 2002	December 31 2001
Assets		
Cash	$ **1,155,551**	$ 320,199
Deposits with clearing organizations	**556,055**	378,451
Securities owned, at fair value	**535,624**	1,164,433
Receivable from clearing organization	**390,586**	679,311
Receivables from representatives (net of allowance for doubtful accounts of $111,888 and $0, respectively)	**392,913**	532,084
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $22,264 and $3,181, respectively)	**34,986**	54,069
Due from affiliates	**1,257,667**	441,119
Security deposits	**99,066**	96,703
Prepaid expenses	**180,377**	87,116
Other assets	**38,281**	62,181
	$ **4,461,106**	$ 3,815,666
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued personnel expenses	$ **1,321,725**	$ 1,302,605
Accounts payable	**296,688**	331,155
Securities sold but not yet purchased, at fair value	**10,116**	2,955
Accrued expenses and other liabilities	**280,531**	58,385
Total liabilities	**1,909,060**	1,695,100
Stockholder's equity:		
Common stock, par value $.01 par value, 1,000 shares authorized, issued and outstanding	**10**	10
Additional paid-in capital	**6,289,692**	4,989,692
Retained deficit	**(3,557,656)**	(2,869,136)
Total stockholder's equity	**2,732,046**	2,120,566
Total liabilities and stockholder's equity	$ **4,641,106**	$ 3,815,666

See notes to financial statements.

Sterling Financial Investment Group, Inc.

Statements of Operations

	December 31	
	2002	**2001**
Revenues:		
Commissions	$ **15,006,755**	$ 11,509,000
Net dealer inventory and investment gains	**6,340,018**	3,588,558
Investment banking fees	**801,427**	190,190
Interest and dividends	**354,536**	406,577
Other	**1,251,553**	636,655
Total revenues	**23,754,289**	16,330,980
Expenses:		
Personnel expense	**18,340,399**	13,194,026
Clearing charges	**2,125,890**	1,511,991
Occupancy expense	**545,634**	422,877
Promotion expense	**115,343**	208,143
Travel and entertainment	**409,168**	248,589
Telecommunications	**409,236**	254,814
Office expense	**365,103**	402,612
Equipment rental	**675,036**	817,638
Professional fees	**932,182**	780,188
Business insurance	**48,872**	120,315
Depreciation and amortization	**19,083**	58,282
Interest	**25,900**	119,418
Other operating expenses	**430,963**	257,346
Total expenses	**24,442,809**	18,396,239
Loss before income taxes	**(688,520)**	(2,065,259)
Income tax benefit	**–**	–
Net loss	$ **(688,520)**	$ (2,065,259)

See notes to financial statements.

Sterling Financial Investment Group, Inc.

Statements of Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2001	$ 10	$3,289,692	$ (803,877)	$2,485,825
Capital contributions	–	1,700,000	–	1,700,000
Net loss	–	–	(2,065,259)	(2,065,259)
Balance, December 31, 2001	10	4,989,692	(2,869,136)	2,120,566
Capital contributions	–	**1,300,000**	–	**1,300,000**
Net loss	–	–	**(688,520)**	**(688,520)**
Balance, December 31, 2002	**$ 10**	**$6,289,692**	**$ (3,557,656)**	**$2,732,046**

See notes to financial statements

Sterling Financial Investment Group, Inc.

Statements of Cash Flows

	December 31 2002	December 31 2001
Operating activities		
Net loss	**$ (688,520)**	$ (2,065,259)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	**19,083**	58,282
(Increase) decrease in assets:		
Deposits with clearing organizations	**(177,604)**	(114,182)
Securities owned	**628,809**	(610,159)
Receivable from clearing organization	**288,725**	610,179
Receivables from representatives	**139,171**	(243,823)
Receivable due from affiliates	**(816,648)**	–
Security deposit	**(2,363)**	26,384
Prepaid expenses	**(93,261)**	9,974
Other assets	**24,000**	148,961
Increase (decrease) in liabilities:		
Accrued personnel expenses	**19,120**	528,150
Accounts payable	**(34,467)**	6,321
Securities sold but not yet purchased	**7,161**	(273,045)
Accrued expenses and other liabilities	**222,146**	(8,637)
Total adjustments	**223,872**	138,405
Net cash provided by operating activities	**(464,648)**	(1,926,854)
Investing activities		
Proceeds from sale of fixed assets	**–**	310,000
Acquisition of fixed assets	**–**	(97,292)
Net cash provided by investing activities	**–**	212,708
Financing activities		
Capital contributions	**1,300,000**	1,700,000
Net cash provided by financing activities	**1,300,000**	1,700,000
Net increase (decrease) in cash	**835,352**	(14,146)
Cash at beginning of year	**320,199**	334,345
Cash at end of year	**$ 1,155,551**	$ 320,199

See notes to financial statements.

Sterling Financial Investment Group, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

1. Summary of Significant Accounting Policies

Sterling Financial Investment Group, Inc. (the Company), was incorporated on May 30, 1997, as a wholly-owned subsidiary of Sterling Financial Group of Companies, Inc. (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Its operations consist of buying and selling securities for its customers and its own account. The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Securities Corp. and Wexford Clearing Services Corp. (the clearing brokers). The Company has offices in Florida, South Carolina, Virginia, Pennsylvania, New Jersey, New York, New Hampshire, Nevada, Oregon, Illinois, Arizona, Pennsylvania, Texas and California in the United States. The Company also has offices in Panama City, Panama, Santiago, Chile, Athens, Greece, Sao Paulo, Brazil, Santiago de Cali, Colombia and Quito, Ecuador.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

Security Transactions

Security transactions and related gains, losses, commission revenues and expenses are recorded on a trade date basis. Marketable securities owned are valued at market value and securities not readily marketable are valued at estimated fair value as determined by management. Market value is generally based on published prices. All securities are classified as trading. The resulting difference between cost and market is included in income. Investment banking fees and research fees are recognized at the time the earnings process is complete and the income is reasonably determinable.

1. Summary of Significant Accounting Policies (continued)

Receivable From Clearing Organization

The receivable from clearing organization consists of commissions and/or fees due from the Company's clearing organization from executing customer transactions but not yet paid.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to seven years. Amortization of assets recorded under capital leases is included in depreciation and amortization in the accompanying statement of operations. Leasehold improvements are recorded at cost. Amortization on leasehold improvements is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is part of a consolidated group for federal income tax purposes. The federal income tax liability/benefit is apportioned to the members of the consolidated group based upon their respective taxable income or loss amounts. The consolidated entity is responsible for the payment of income taxes, and the Company's allocated portion of these taxes (benefit) is accounted for as a related party transaction.

The Company accounts for taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*, which requires the application of the asset and liability method of accounting for income taxes. Under the asset and liability method, statement of financial condition amounts of deferred income taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Recognition of deferred tax asset amounts and related valuation allowances are based on management's belief whether it is more likely than not that the tax benefit associated with certain temporary differences will be realized. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

1. Summary of Significant Accounting Policies (continued)

Statement of Cash Flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. During 2002 and 2001, the Company paid $26,682 and $118,509 in interest, respectively.

New Accounting Standards

Effective January 1, 2001, the Corporation adopted FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" and FASB Statement 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The adoption of this standard did not have a material affect on the financial statements of the Corporation.

On October 3, 2001, the FASB issued Statement 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". Statement 144 supersedes Statement 121 and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. Statement 144 also supercedes APB 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The statement became effective for the Corporation on January 1, 2002. The adoption of this standard did not have a material impact on its financial condition or results of operations.

2. Receivables From Representatives

Receivables from representatives represent unsecured loans and advances owed to the Company by employees and independent brokers, with interest rates ranging from 0%-7%.

3. Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment, and leasehold improvements follows:

	December 31 2002	December 31 2001
Furniture and equipment	$ **57,250**	$ 57,250
Allowance for depreciation	**(22,264)**	(3,181)
	$ **34,986**	$ 54,069

4. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price and are carried at market value. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation.

5. Income Taxes

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes" (FASB 109). Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the income tax benefit are as follows:

	Years ended December 31 2002	Years ended December 31 2001
Current	$ **–**	$ –
Deferred	**212,946**	804,725
Less valuation allowance	**(212,946)**	(804,725)
Total	$ **–**	$ –

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	Years ended December 31 2002	2001
Deferred tax assets:		
Depreciation	$ 7,135	$ 7,135
NOL carryforward	1,010,536	797,590
Deferred tax assets	1,017,671	804,725
Less valuation allowance	(1,017,671)	(804,725)
Total deferred tax assets	–	–
Deferred tax liabilities	–	–
Total deferred tax liabilities	–	–
Total net deferred taxes	$ –	$ –

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $1,017,671 valuation allowance at December 31, 2002 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $212,946. At December 31, 2002, the Company has available net operating loss carryforwards of $2,558,319, which will expire in the years 2022-2023.

5. Income Taxes (continued)

Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events, including the timing and amount of future income earned by the Company and subsidiaries and the implementation of various tax planning strategies to maximize the realization of the deferred tax asset. Management evaluates the realizability of the deferred tax asset annually and adjusts, if necessary, the valuation allowance. Any future reductions in the valuation allowance will result in a corresponding reduction in income tax expense for the year in which the reduction is recognized.

6. Leases

The Company leases equipment that may be purchased for a nominal amount at the end of the lease. These leases are accounted for as capital leases. Office space and other equipment are also leased under noncancelable operating leases expiring in various years through 2005.

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002:

	Capital Lease	Operating Lease
2003	$ 8,708	$ 422,740
2004	8,707	223,148
2005	2,903	–
Thereafter	–	–
Total minimum lease payments	$ 20,318	$ 645,888

Rental expense for all operating leases was $521,924 and $401,847 for the year ended December 31, 2002 and 2001, respectively.

7. Warrants

In exchange for investment banking and consulting services to certain clients, the Company has received warrants entitling the Company to acquire stock at predetermined prices in those clients. The Company records these warrants at fair value when the Company's performance necessary to earn the warrants is complete. The warrants owned are valued at estimated fair value using the Black Scholes method with the resulting difference between initial value and fair value included in other income. During 2002, the Company did not receive warrants in exchange for services performed and no warrants were exercised by the Company during 2002. At December 31, 2002, warrants with a value of $87,000 are included in securities owned in the accompanying statement of financial condition.

8. Related Party Transactions

During 2002 and 2001, the Company engaged in transactions with affiliated entities as shown below:

	2002	2001
Transactions included in the statement of financial condition:		
Due from affiliates	**$ 1,257,667**	$ 441,119
Transactions included in the statement of operations:		
Investment banking fees	**$ 172,500**	$ –
Transactions included in statement of cash flows:		
Capital contributions	**$ 1,300,000**	$ 1,700,000

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness at December 31, 2002 was 306% of net capital. At December 31, 2002, the Company had net capital of $620,892, which was $494,296 in excess of required net capital.

10. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and 2001 and during the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

11. Commitments and Contingencies

Effective May 26, 2002 the Company elected to self-insure related to brokers errors and omissions insurance coverage. There have been no material claims filed related to the self-insured period as of December 31, 2002.

Supplemental Information

Sterling Financial Investment Group, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of net capital	
Total stockholder's equity	$ 2,732,046
Nonallowable assets:	
Receivables from representatives	392,913
Receivables from non-customers	38,281
Furniture, equipment and leasehold improvements	34,986
Receivables from affiliates	1,257,667
Security deposits	99,066
Prepaid expenses	180,377
Warrants owned	87,000
Securities haircuts	20,864
Net capital	$ 620,892
Computation of basic net capital requirements	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 126,596
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 126,596
Excess net capital	$ 494,296
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 430,998

Sterling Financial Investment Group, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

Computation of aggregate indebtedness	
Total liabilities from the statement of financial condition	$ 1,909,060
Exclusions from aggregate indebtedness:	
Securities sold but not yet purchased	10,116
Total aggregate indebtedness	$ 1,898,944
Percentage of aggregate indebtedness to net capital	306%

There were no material differences between the Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the SEC above and the computations included in the respondent's corresponding unaudited amended Form X-17A-5 Part II filing as of December 31, 2002.

Sterling Financial Investment Group, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from the Reserve Requirement of the Securities and Exchange Commission (Rule 15c3-3) under paragraph (k)(2)(ii) of Rule 15c3-3.

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Report of Independent Accountants

Board of Directors of
Sterling Financial Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Investment Group, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2003